Mail Stop 3561

June 3, 2009

Michael J. Knesek
Senior Vice President, Controller and
    Principal Accounting Officer
EPE Holdings, LLC
1100 Louisiana Street
10th Floor
Houston, Texas 77002

       Re: **Enterprise GP Holdings L.P.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 2, 2009
              File No. 001-32610

Dear Mr. Knesek:

     We have completed our review of the above-referenced filing and have no further comments at this time.

                       Sincerely,

                       H. Christopher Owings
                       Assistant Director